Exhibit 99.1
The results of Shinhan Card’s Annual General Meeting of Shareholders for the FY2014

On March 26, 2015, Shinhan Card, our wholly-owned card subsidiary, held the Annual General Meeting of Shareholders (hereafter “AGM”) for the FY2014, and the four agendas listed below were approved.

Agenda:

1) Approval of Financial Statements (Including Statements of Appropriation of Retained Earnings) and Consolidated Financial Statements for the fiscal year of 2014

2) Approval of Revision to Articles of Incorporation

3) Appointment of Directors

i) Appointment of Director

Name	Position	Period of Tenure	Note

Jae Gwang Soh	Non-Executive Director	1yr.	Re-appointed

ii) Appointment of Outside Directors

Name	Position	Period of Tenure	Note

Gyeongrim Kim	Outside Director	1yr.	Re-appointed

Donghwan Kim	Outside Director	1yr.	Re-appointed

Pyung Jo Park	Outside Director	1yr.	Re-appointed

Jae Ho Sung	Outside Director	1yr.	Newly-appointed

4) Approval of the Maximum Limit on Director Remuneration

The AGM of Shinhan Card also approved cash dividend payment for the fiscal year of 2014 as follows:

- Annual Cash Dividend: KRW 550 billion or KRW 4,388 per common share

Since Shinhan Financial Group (hereafter “SFG”) wholly owns Shinhan Card, SFG will be receiving the total dividend amount from Shinhan Card.